EXHIBIT 99.1
PRESS RELEASE
OMEGA FINANCIAL CORPORATION
PRESS RELEASE ISSUED ON NOVEMBER 3, 2006
CONTACT: Teresa Ciambotti, SVP, Director of Investor Relations
(814) 231-6401
HEADLINE: Omega Financial Announces Revision of Third Quarter Earnings
FOR IMMEDIATE RELEASE — November 3, 2006 —
STATE COLLEGE, PA – Omega Financial Corporation (NASDAQ:OMEF) announced today a revision to its third quarter and year to date earnings based on a charge of $585,000 after tax, or $.05 per diluted share, related to an increase in the provision for loan losses recorded in the third quarter. The increased provision reflects management’s evaluation of a subsequent event involving a commercial borrower who has filed for bankruptcy protection. The Company received the information after its earnings release on October 18, 2006. Additionally, the Company has entered into an agreement to sell this loan, which will close in the fourth quarter. Therefore, the Company does not expect to record any additional loss on this loan.
Earnings per diluted share for the third quarter and year to date 2006 were affected by the $585,000 charge. The revised year to date 2006 net income is $16,045,000, or $1.27 per diluted share, instead of $16,630,000, or $1.32 per share, as originally reported on October 18, 2006. This compares with $17,523,000, or $1.38 per diluted share, for the nine months ended September 30, 2005.
For the third quarter of 2006, Omega is reporting revised net income of $5,357,000, or $0.43 per diluted share, instead of $5,942,000, or $0.47 per diluted share, as originally reported, compared with $5,565,000 or $0.44 per share for the third quarter of 2005. Revised Return on Average Tangible Equity for the third quarter is 13.94%, instead of 15.46% as originally reported and revised Return on Average Tangible Assets is 1.24%, instead of 1.37% as originally reported.
Quarterly and annual reports, a corporate profile, stock quotes and other financial data can be accessed through the Omega web site at www.omegafinancial.com.